UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. _)*



                             ValueVision Media Inc.

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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   92047k107
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                                 (CUSIP Number)

                               August 29, 2012
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

..........................
CUSIP No. 92047k107
..........................

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1 NAME OF REPORTING PERSON:
  I.R.S. Identification Nos. of above persons (entities only):

  J. Carlo Cannell
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                   (b) [ ]
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3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

5 SOLE VOTING POWER: 2,469,311*

6 SHARED VOTING POWER: 0*

7 SOLE DISPOSITIVE POWER: 2,469,311*

8 SHARED DISPOSITIVE POWER: 0*
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  2,469,311*
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [ ]
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   5.05%*
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12 TYPE OF REPORTING PERSON

   IN
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* As of August 29, 2012 (the "Reporting Date"), Tristan Offshore Fund Ltd ("Tristan Offshore"), The Cuttyhunk Master Portfolio ("Cuttyhunk"), Optima Ucits Umbrella Pls ("Ucits"), Tonga Partners L.P. ("Tonga"), and sundry individual accounts for whom Cannell Capital LLC acts as the investment adviser owned in the aggregate 2,469,311 shares of common stock, $0.01 par value per share (the "Shares"), of ValueVision Media Inc. (the "Company"). Cannell
Capital LLC acts as the investment adviser to Tristan Offshore, the investment sub-advisor to Cuttyhunk and Ucits and is the general partner of and investment adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr.Cannell is deemed to beneficially own 2,469,311 Shares, or approximately 5.05% of the Shares deemed issued and outstanding as of the Reporting Date.


Item 1(a). Name of Issuer:

           ValueVision Media Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           6740 Shady Oak Road
           Eden Prairie, MN  55344

Item 2(a). Name of Person Filing:

           J. Carlo Cannell

Item 2(b). Address of Principal Business Office or if none, Residence:

           310 E. Pearl St., Unit A
           PO Box 3459
           Jackson, WY 83001

Item 2(c). Citizenship:

           United States

Item 2(d). Title of Class of Securities:

           Common

Item 2(e). CUSIP Number:

           92047k107

Item 3.    Not Applicable.

Item 4.    Ownership:

         (a) Amount Beneficially Owned: 2,469,311

         (b) Percent of Class: 5.05%

         (c) Number of shares as to which such person has:
             (i)  sole power to vote or to direct the vote: 2,469,311

             (ii) shared power to vote or to direct the vote: 0*

             (iii) sole power to dispose or to direct the disposition of:
                  2,469,311

             (iv) shared power to dispose or to direct the disposition of: 0*

Item 5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following | |

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable.

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* As of August 29, 2012 (the "Reporting Date"), Tristan Offshore Fund Ltd ("Tristan Offshore"), The Cuttyhunk Master Portfolio ("Cuttyhunk"), Optima Ucits Umbrella Pls ("Ucits"), Tonga Partners L.P. ("Tonga"), and sundry individual accounts for whom Cannell Capital LLC acts as the investment adviser owned in the aggregate 2,469,311 shares of common stock, $0.01 par value per share (the "Shares"), of ValueVision Media Inc. (the "Company"). Cannell
Capital LLC acts as the investment adviser to Tristan Offshore, the investment sub-advisor to Cuttyhunk and Ucits and is the general partner of and investment adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr.Cannell is deemed to beneficially own 2,469,311 Shares, or approximately 5.05% of the Shares deemed issued and outstanding as of the Reporting Date.


Item 7. Identification and Classification of Subsidiary Which Acquired the
        Securities:

        Not Applicable.

Item 8. Identification and Classification of Members of the Group:

        Not Applicable.

Item 9. Notice of Dissolution of Group:

        Not Applicable.

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* As of August 29, 2012 (the "Reporting Date"), Tristan Offshore Fund Ltd ("Tristan Offshore"), The Cuttyhunk Master Portfolio ("Cuttyhunk"), Optima Ucits Umbrella Pls ("Ucits"), Tonga Partners L.P. ("Tonga"), and sundry individual accounts for whom Cannell Capital LLC acts as the investment adviser owned in the aggregate 2,469,311 shares of common stock, $0.01 par value per share (the "Shares"), of ValueVision Media Inc. (the "Company"). Cannell
Capital LLC acts as the investment adviser to Tristan Offshore, the investment sub-advisor to Cuttyhunk and Ucits and is the general partner of and investment adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr.Cannell is deemed to beneficially own 2,469,311 Shares, or approximately 5.05% of the Shares deemed issued and outstanding as of the Reporting Date.


Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               October 18, 2012

                                J. CARLO CANNELL

                              /s/ J. Carlo Cannell
                             ----------------------
                                J. Carlo Cannell